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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549
                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934)

                         (AMENDMENT NO.       1      )*

                        TELCO COMMUNICATIONS GROUP, INC.
                                (Name of Issuer)

                          COMMON STOCK (NO PAR VALUE)
                         (Title of Class of Securities)

                                  879205   10
                                 (CUSIP Number)

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   879201 10                 13G                      Page 2 of 5 Pages


1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Gold & Appel Transfer, S.A.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                              (b) [ ]

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION
          British Virgin Islands

                 5    SOLE VOTING POWER
NUMBER OF               0
SHARES
BENEFICIALLY     6    SHARED VOTING POWER
OWNED BY                0
EACH
REPORTING        7    SOLE DISPOSITIVE POWER
PERSON                  0
WITH
                 8    SHARED DISPOSITIVE POWER
                        0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          0%

12   TYPE OF REPORTING PERSON*
          CO


                      *SEE INSTRUCTION BEFORE FILLING OUT!

This Amendment No. 1 to Schedule 13G ("Amendment No. 1") amends and/or supplements the Schedule 13G filed by Gold & Appel Transfer, S.A. on February 14, 1997 (the "Statement"). All capitalized terms used and not defined herein shall have the meanings ascribed to them in the Statement

ITEM 1(A).        NAME OF ISSUER:

                  Telco Communications Group, Inc.

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  4219 Lafayette Center Drive
                  Chantilly, Virginia 20151

ITEM 2(A).        NAME OF PERSON FILING:

                  This Amendment No. 1 is filed by Gold & Appel Transfer, S.A. ("Gold & Appel"), a British Virgin Islands corporation which is wholly owned by Iceberg Transport, S.A., a Panama corporation.

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  Gold & Appel's principal business office is located at Omar Hodge Building, Wickhams Cay, Road Town, Tortola, British Virgin Islands.

ITEM 2(C).        CITIZENSHIP:

                  Gold & Appel is organized under the laws of the British Virgin Islands.

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  Common stock, no par value ("Common Shares")

ITEM 2(E).        CUSIP NUMBER:

                  879205 10

ITEM 3. Not applicable. The person filing does not fit into any of the categories in Item 3(a)-(h).

ITEM 4.           OWNERSHIP

                  Not applicable

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Gold & Appel has ceased to be a beneficial owner of more than five percent of the Common Shares and does not beneficially own any Common Shares as of the date hereof.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 1998                  Gold & Appel Transfer, S.A.,
                                          a British Virgin Islands corporation

                                          By /s/ Walt Anderson(*)
                                             ___________________________________
                                             Walt Anderson, Attorney-in-Fact for
                                             Gold & Appel Transfer, S.A.

   (*)   Signed pursuant to the 1998 Power-of-Attorney described in response to
         Item 4(b) hereof and incorporated herein by reference to Exhibit 7.2 to the Statement on Schedule 13D filed with the U.S. Securities and Exchange Commission by Gold & Appel and Mr. Anderson with respect to the American Depositary Shares, representing ordinary shares, of Esprit Telecom Group plc, on January 27, 1998.